TCW Funds

865 South Figueroa Street

Los Angeles, California 90017

October 6, 2015

VIA EDGAR CORRESPONDENCE

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. (“TFI” or the “Trust”) – File Nos. 033-52272 and 811-07170

TCW Strategic Income Fund, Inc. (“TSI”) – File No. 811-04980

Ladies and Gentlemen:

On behalf of the Trust and TSI (each, a “Registrant” and together, the “Registrants”), we hereby respond to the oral comments provided on September 17, 2015 by Mr. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Trust’s October 31, 2014 Annual Report (the “TFI Annual Report”) and TSI’s December 31, 2014 Annual Report (the “TSI Annual Report”), filed on December 29, 2014 and February 25, 2015, respectively.

Those comments are repeated below and organized in the same fashion as presented by Mr. Long.

Except as otherwise noted, all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the TFI Annual Report or TSI Annual Report, as appropriate.

1.	Comment: The Staff notes that TCW Growth Fund appears to be no longer active. Please deactivate the Fund on EDGAR.

Response: Comment accepted. The Registrant has deactivated the TCW Growth Fund on EDGAR.

Management Discussions

2.	Comment: With respect to TFI, please add disclosure related to the benchmark returns for the Equity Funds.

Response: Comment accepted. Although the benchmark returns were provided for the Equity Funds, the information was not presented in the same manner as for the Fixed Income Funds. The Registrant will revise the format of the Equity Funds disclosure to add the total return tables, which include benchmark returns, in tabular format in a manner similar to the Fixed Income Funds for future shareholder reports.

October 6, 2015

3.	Comment: With respect to the Fixed Income Funds and TCW Enhanced Commodity Strategy Fund, please provide additional detail regarding the factors contributing to or detracting from the Funds’ performance in a manner similar to that provided for the Equity Funds.

Response: Comment accepted. The Registrant will add additional detail to the disclosure of the Funds’ performance for the Fixed Income Funds and TCW Enhanced Commodity Strategy Fund in future shareholder reports.

4.	Comment: With respect to TCW Enhanced Commodity Strategy Fund, please confirm whether the Fund’s investment in swaps were a driver of performance and if so, please add disclosure related to the effect of swaps on performance.

Response: Comment accepted. The Registrant will add the suggested disclosure in future shareholder reports to the extent it remains applicable.

Schedules of Investments

5.	Comment: With respect to TCW Total Return Bond Fund, the Fund invests significantly in mortgage-backed securities. Please consider disclosing mortgage-backed securities as a significant sector investment in the strategy section of the prospectus with the appropriate concentration risk.

Response: Comment acknowledged. The Fund’s description of its principal investment strategy in its prospectus does refer to investing more than 50% of its net assets in securitized obligations including mortgage-backed securities and asset-backed securities. Although the Registrants take the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular “industry” or group of industries, the Fund’s holdings do represent an emphasis on investments a particular type of investment and, therefore, the Fund will give greater prominence to that focus and the related risks in its prospectus disclosure when next updated.

6.	Comment: With respect to TCW High Yield Bond Fund, the Fund is a seller of protection of a credit default swap. Please confirm that the Fund maintains sufficient liquid assets to cover that credit default swap.

Response: Comment accepted. The Registrant confirms that TCW High Yield Bond Fund maintains sufficient liquid assets to cover the Fund’s obligation under the swap. The Fund monitors Section 18 requirement of the Investment Company Act of 1940, as amended, on a daily basis.

October 6, 2015

Statements of Changes in Net Assets

7.	Comment: With respect to TCW Emerging Markets Local Currency Income Fund, the Fund appears to have a return of capital. Please confirm that the Fund’s return of capital was in compliance with Section 19(a) of the Investment Company Act of 1940, as amended.

Response: Comment accepted. The Registrant confirms that the return of capital distribution by TCW Emerging Markets Local Currency Income Fund was announced by posting the information on the Fund’s website and that disclosure contained the information required by Rule 19a-1 under the Investment Company Act of 1940, as amended, with sources from which the distribution was made.

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We also hereby provide the following statements on behalf of the Registrants:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 244-0000 with comments and questions.

Very truly yours,

/s/ Patrick W. Dennis

Patrick W. Dennis

Assistant Secretary